

Mail Stop 6010

September 25, 2008

<u>Via Facsimile and U.S. Mail</u>

Zsolt Rumy
Chief Executive Officer
Zoltek Companies, Inc.
3101 McKelvey Road
St. Louis, Missouri 63044

> **Re:** **Zoltek Companies, Inc.**
> **Form 10-K for the fiscal year ended September 30, 2007**
> **Form 8-K filed August 15, 2008**
> **File No. 0-20600**

Dear Mr. Rumy:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended September 30, 2007

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

Future Contractual Obligations, page 23

1.   We note your presentation of your contractual obligations. Please revise future filings to include the disclosure consistent with the requirements of Item 303(A)(5) of Regulation S-K.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 33

2.   We note that you have not provided quantitative disclosures regarding your interest rate risk or foreign currency exchange risk. Please revise your disclosures in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2007

Consolidated Statements of Changes in Shareholders' Equity, page 9

3.   We note that you recorded a $2.796 million adjustment during the year ended September 30, 2007 for "issuance cost related to convertible debt conversions." Please tell us and revise future filings to describe the nature of the adjustment, including why this adjustment results in an increase to your APIC.

Consolidated Statement of Cash Flows, page 10

4.   Please explain to us the circumstances that caused your "repayment of notes payable and long-term debt" to be a cash inflow in fiscal year 2007. As appropriate, tell us how your presentation complies with paragraphs 11-13 of SFAS 95.

Note 1. Summary of Significant Accounting Policies, page 11

– Revenue Recognition, page 11

5.   You state that "sales transactions are initiated through customer purchase orders or sales agreements which may include fixed pricing terms." Please tell us and revise future filings to disclose your accounting policy for sales where the underlying contract does not include fixed pricing terms. Disclose the nature of any provisions of your sales arrangements that cause the pricing to not be fixed

and how each such provision impacts your revenue recognition. Finally, in this regard, disclose any pricing incentives or post-shipment obligations you have to your customers.

Note 2. Financing Transactions, page 13

Fiscal 2007 Activity, page 14

6.   With respect to the October 2006 convertible debentures, we note that the fair value of debt discount associated with the warrants and conversion features at the time of issuance was $2.8 million. Please provide us with you calculation of the debt discount on this transaction. Please reconcile your calculation to your disclosures on page 17.

Note 11. Business Segment and Geographic Information, page 28

7.   We note that your long-lived assets by geographic area for the fiscal year ended September 30, 2007 include current assets, while the comparable amounts for the fiscal years ended September 30, 2006 and 2005 do not include current assets. Please revise future filings to include a comparable disclosure of long-lived assets by geographical area. Refer to paragraph 38(b) of SFAS 131.

Note 13. Subsequent Events, page 29

8.   We note that as a result of two unauthorized and unrecorded payments you amended your Form 10-K to disclose these payments in your subsequent event footnote, but determined that under SAB 108 and SAB 99, no restatement of your financial statements was necessary. Please address the following:

- Given the nature of these transactions, please tell us how you concluded no adjustment was required to your financial statements under SAB 99, which indicates that qualitative factors may cause misstatements of quantitatively small amounts to be material.

- Tell us how your materiality analysis was revised between May 5, 2008, the date of your Item 4.02 Form 8-K filing, in which you determined your financial statements for the year ended September 30, 2007 should no longer be relied upon and June 26, 2008, the date of your amended Form 10-K, in which you determined that your financial statements for the year ended September 30, 2007 could be relied upon.

Zsolt Rumy
Zoltek Companies, Inc.
September 25, 2008
Page 4

Form 8-K filed August 15, 2008

9.   We note your presentation of the following non-GAAP measures, "interest
        expense related to non-convertible debt", "income from continuing operations
        before convertible debt expense", and "expense related to convertible debt
        issuances". In regards to your presentation of "interest expense related to non-
        convertible debt" and "expense related to convertible debt issuances," we do not
        see where you have included a corresponding presentation of the most directly
        comparable financial measure calculated and presented in accordance with GAAP
        or a quantitative reconciliation of the differences between the non-GAAP
        financial measure with the most comparable financial measure or measures
        calculated in accordance with GAAP. Revise future filings accordingly. Refer to
        Item 100 of Regulation G.

                        * * * * * * * *

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please furnish a cover letter that keys your
responses to our comments and provides any requested supplemental information.
Detailed cover letters greatly facilitate our review. Please file your cover letter on
EDGAR. Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require. Since the company and its management are in possession
of all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

•   The company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

•   Staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing; and

•   The company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Eric Atallah, Staff Accountant, at (202) 551-3663 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief